POSCO plans to announce 2013 Year-end Earnings Results and 2014 Business Plan as follows:

1. Agenda

• Earning Results for the Fiscal Year 2013

• Business Plan for the Fiscal Year 2014 and Q&A Session

2. Date and Time

January 28, 2014 at 16:00 PM (KST)

3. Venue

Korea Exchange, Conference Room (1st Floor)

4. Participants

Analysts, Institutional Investors and Press

5. For Overseas Investors

• New York (February 11, 2014)